Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE
ST. LOUIS, MISSOURI
MAY 23, 2008

Angelica Announces Company Sale

ST. LOUIS, Missouri (May 23, 2008) – Angelica Corporation (NYSE: AGL), announced it has signed a definitive merger agreement on May 22, 2008 with a company formed by Lehman Brothers Merchant Banking Partners IV L.P. to acquire Angelica for $22.00 per share in cash, representing a premium of 34.0% over the weighted-average closing share price for the past 30 calendar days ended May 22, 2008 and 33.7% over yesterday’s closing share price of $16.45.  The transaction, which is subject to approval by Angelica shareholders, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and satisfaction of other customary closing conditions, is expected to close in late summer.

Angelica’s Board of Directors commenced a public sale process on September 24, 2007 and hired Morgan Joseph Co. Inc., a full-service investment banking firm specializing in servicing middle market companies. Morgan Joseph also rendered a fairness opinion in connection with the transaction.

With a unanimous vote of independent directors, the Board of Directors of Angelica has adopted the merger agreement and resolved to recommend that the Company’s shareholders approve the agreement. The transaction will be financed by equity provided by Lehman Brothers Merchant Banking and fully-underwritten, committed debt-financing composed of a senior credit facility and senior subordinated notes, which collectively provide all funds needed to consummate the transaction. In addition, the Company’s largest shareholder, Steel Partners, II, L.P., has concurrently entered into a voting agreement supporting the proposed merger.

Angelica’s non-executive chairman, Ronald J. Kruszewski, speaking on behalf of the Board, stated, “We are pleased to reach a successful conclusion to the sale process.  Working under the Board’s direction, Morgan Joseph conducted a thorough and effective process in a difficult financial environment.   We believe this transaction is a great outcome for shareholders, customers and employees of Angelica.”

Jon Mattson, a managing director and partner with Lehman Brothers Merchant Banking, commented, “We are committed to building Angelica’s business in partnership with management, focused on growth organically as well as by acquisition.  The Company is by far the largest player in a fragmented, non-cyclical and growing industry and its impeccable service has received significant praise from customers.”

Steve O’Hara, Angelica’s president & CEO, added, “We are thrilled to have a committed long-term investor like Lehman Brothers Merchant Banking who shares our growth vision anchored around delighting healthcare customers.”

The definitive merger agreement calls for termination fees payable by Lehman Brothers Merchant Banking or Angelica in the event of failure to close, ranging from $3.5 million to $9 million, depending on the reason for failure.  Following completion of the transaction, Angelica’s stock will be de-listed and no longer trade publicly.

Morgan Joseph & Co. Inc. is acting as financial advisor to the Company. Stinson Morrison Hecker LLP is acting as legal advisor to the Company.

White & Case LLP is acting as legal advisor to Lehman Brothers Merchant Banking.

Angelica Corporation, traded on the New York Stock Exchange under the symbol AGL, is a leading provider of textile rental and linen management services to the U.S. healthcare market. More information about Angelica is available on its website, www.angelica.com.

Lehman Brothers Merchant Banking manages funds that seek significant long-term capital appreciation through direct investments in established operating companies in partnership with management.  Since 1986, Lehman Brothers Merchant Banking has raised and managed four institutional funds and several employee investment vehicles, with total committed capital in excess of $8.0 billion.  Lehman Brothers Merchant Banking Partners IV closed successfully in June 2007 with over $3.3 billion of capital commitments from institutions, high net worth individual investors, and Lehman Brothers, its affiliates and employees.

Lehman Brothers’ global Private Equity business, founded in 1984, currently oversees approximately $34 billion across 38 different fund strategies and six asset classes: Merchant Banking, Venture Capital, Real Estate, Credit, Infrastructure, and Fund Related Investments which includes fund of private equity funds, fund of hedge funds, and the Manager Access Program.  More information about Lehman Brothers Merchant Banking is available on its website, www.lehman.com.

Forward-Looking Statements

Any forward-looking statements made in this document reflect the Company's current views with respect to future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Such statements are subject to certain risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. These potential risks and uncertainties include, but are not limited to, competitive and general economic conditions, the ability to retain current customers and to add new customers in competitive market environments, competitive pricing in the marketplace, delays in the shipment of orders, availability of labor at appropriate rates, availability and cost of energy and water supplies, the cost of workers' compensation and healthcare benefits, the ability to attract and retain key personnel, the ability of the Company to recover its seller note and avoid future lease obligations as part of its sale of Life Uniform, the ability of the Company to execute its strategy of providing delightful service to every customer every day pursuant to its fiscal 2005 reorganization, unusual or unexpected cash needs for operations or capital transactions, the effectiveness of the Company’s initiatives to reduce key operating costs as a percent of revenues, the ability to obtain financing in required amounts and at appropriate rates and terms, the ability to identify, negotiate, fund, consummate and integrate acquisitions, unfavorable consequences of the Company’s current strategic alternatives review process, including those resulting from a failure to complete the proposed merger announced above, and other factors which may be identified in the Company's filings with the Securities and Exchange Commission.

JIM SHAFFER	DEVLIN LANDER
CHIEF FINANCIAL OFFICER	INTEGRATED CORPORATE RELATIONS, INC.
(314) 854-3800	(415) 292-6855

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